October 24, 2018

Al Monaco
President, Chief Executive Officer and Director
Enbridge Inc.
200, 425 - 1st Street S.W.
Calgary, Alberta T2P 3L8, Canada

       Re: Enbridge Inc.
           Registration Statement on Form S-4
           Filed October 10, 2018
           File No. 333-227769

Dear Mr. Monaco:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lisa Krestynick at 202-551-3056 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources